Consent of Independent Registered Public Accounting Firm

We consent to use in this Pre-Effective Amendment No. 2 to Registration Statement (No. 333-163279) on Form N-2 of Golub Capital BDC LLC of our report dated November 10, 2009, relating to our audits of the financial statements of Golub Capital Master Funding LLC (the Company) appearing in the Prospectus, which is a part of this Registration Statement.  Our report dated November 10, 2009 relating to the financial statements includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.  We also consent to the reference to our firm under the captions “Selected Financial Data” and “Experts” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
March 15, 2010